Exhibit 99.1

Bilibili to Hold Annual General Meeting on June 30, 2022

SHANGHAI, China, June [6], 2022 — Bilibili Inc. (the “Company” or “Bilibili”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today published a circular (the “AGM Circular”) to provide shareholders with information on the proposals that will be put forward at the Company’s annual general meeting of the shareholders (the “AGM”) for shareholders’ approval and the notice of the AGM (the “AGM Notice”). The AGM will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on Thursday, June 30, 2022 at 4:30 p.m. (Beijing time), for the purpose to consider and vote on the resolutions set forth in the AGM Notice. The AGM Circular, AGM Notice and form of proxy for the AGM are available on the Company’s investor relations website at https://ir.bilibili.com/.

Holders of record of ordinary shares of the Company at the close of business on Friday, May 27, 2022 (Hong Kong time) are entitled to attend and vote at the AGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (the “ADSs”) as of the close of business on Friday, May 27, 2022 (New York time) who wish to exercise their voting rights for the underlying Class Z ordinary shares of the Company must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

Bilibili has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission. Bilibili’s Form 20-F can be accessed on the SEC’s website at http://www.sec.gov. The Company has also published its annual report (the “2021 Annual Report”) for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEX”), which can be accessed on the HKEX’s website at http://www.hkexnews.hk. Both Bilibili’s Form 20-F and 2021 Annual Report can be accessed on the Company’s investor relations website at https://ir.bilibili.com/ as well.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the “Hong Kong Stock Exchange”, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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